1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2002

China Telecom Corporation Limited
(Translation of registrant’s name into English)

31 Jin Rong Avenue
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated December 18, 2002.	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 19, 2002	By:	/s/ ZHOU DEQIANG

Name: Zhou Deqiang Title: Chairman and CEO

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EXHIBIT 1.1

This announcement is for information purposes only and is not, and does not constitute or form part of, any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities in Hong Kong, the United States or elsewhere.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless indicated otherwise, capitalised terms used in this announcement have the same meanings ascribed to them as in the Prospectus of China Telecom Corporation Limited dated November 6, 2002 (the “Prospectus”).

China Telecom Corporation Limited*
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

CLARIFICATION ANNOUNCEMENT
OVER-ALLOTMENT OPTION – COMMENCEMENT OF DEALING

•	The Company announces that dealings in the Over-allotment Shares (as defined below) commenced on the Hong Kong Stock Exchange on December 18, 2002.

•
The Chinese announcement concerning the above was published in the Hong Kong Economic Times on December 18, 2002. The English and Chinese announcements concerning the above were also posted on the Hong Kong Stock Exchange’s website on December 18, 2002. These announcements are the correct versions of the Company’s announcement concerning the above.

•
Due solely to the mistake of the Independent Contractor (as defined below), the Company’s English announcement concerning the above, which was intended by the Company to be published in the South China Morning Post on December 18, 2002, was in fact not published in the South China Morning Post.

The English announcement intended to be published on December 18, 2002 in the South China Morning Post
The Company intended, and had duly instructed the Independent Contractor engaged by the Company for such purposes (the “Independent Contractor”) to cause, the following English announcement (the “Intended Announcement”) to be published in the South China Morning Post on December 18, 2002:

“Reference is made to the Company’s announcement dated December 14, 2002 in relation to the partial exercise of the Over-allotment Option by the Joint Global Coordinators on behalf of the International Underwriters and the US Underwriters on December 14, 2002 in respect of 471,010,000 additional H Shares (the “Over-allotment Shares”).

Dealings in the Over-allotment Shares are now expected to commence on the Hong Kong Stock Exchange on December 18, 2002. The Company does not expect that there will be any impact on any trading by relevant shareholders of the Over-allotment Shares on the Hong Kong Stock Exchange as a result of such change in the date of commencement of dealings in the Over-allotment Shares on the Hong Kong Stock Exchange.”

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Failure of the Independent Contractor to cause the Intended Announcement to be published on December 18, 2002 in the South China Morning Post
Due solely to the mistake of the Independent Contractor, and contrary to specific instructions given by the Company to the Independent Contractor to cause the Intended Announcement to be published in the South China Morning Post on December 18, 2002, the Intended Announcement was not published in the South China Morning Post on December 18, 2002.

The Chinese version of the Intended Announcement was however duly published in the Hong Kong Economic Times on December 18, 2002. The Intended Announcement and the Chinese version thereof were also posted on the Hong Kong Stock Exchange’s website on December 18, 2002. These announcements are the correct versions of the Company’s announcement concerning the above.

The Independent Contractor has apologised to the Company for its mistake described above.

Commencement of dealings in Over-allotment Shares
The Company announces that dealings in the Over-allotment Shares commenced on the Hong Kong Stock Exchange on December 18, 2002.

By order of the Board
China Telecom Corporation Limited
Li Ping
Company Secretary

Hong Kong, December 18, 2002

*	for identification only

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